Exhibit 4.19.2
PORTIONS OF THIS EXHIBIT HAVE BEEN REDACTED.
CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS BOTH (i) NOT MATERIAL AND (ii) WOULD BE LIKELY TO CAUSE COMPETITIVE HARM IF PUBLICLY DISCLOSED.
REDACTED MATERIAL IS MARKED WITH [***].
MASTER COLLABORATION AGREEMENT
THIS MASTER COLLABORATION AGREEMENT (the “Agreement”) is made between the parties listed below on the date of the last signature set out below (the “Effective Date”).

“Indivior”		“Aelis”
Name (and Co No):	Indivior UK Limited 07183451	Name and address	Aelis Farma SAS Institut Magendie 146 Rue Leo Saignat, 33077 Bordeaux
Signed:	/s/ Frank Gray	Signed:	/s/ Pier Vincenzo Piazza
Name, Title and date	Frank Gray, SVP – GMD August 3, 2021	Name, Title and date	Pier Vincenzo Piazza, CEO August 3, 2021
Recitals
Whereas on June 3, 2021, Indivior and Aelis entered into an agreement pursuant to which Aelis granted Indivior an option to obtain an exclusive license (the “License Agreement”);
Whereas Indivior wishes for Aelis to perform certain activities to enable the Parties to move forward with the Development of the Licensed Compounds, in the Field (as defined in the License Agreement);
Whereas Aelis (the “Provider”), wishes to supply such activities subject to the following (i) Key Commercial Terms and (ii) the attached MCA Terms and Conditions.
The Parties hereby agree as follows:
Key Commercial Terms

Scope	This Agreement, including the Key Commercial Terms and the MCA Terms and Conditions, shall govern all Activities during the Term (as the terms are defined in the MCA Terms and Conditions).
Option Period Aelis Studies	Complemental pharmaceutical, clinical and pre-clinical activities to be Phase III ready at completion of Phase lib of AEF0117 in cannabis addiction or other Licensed Compounds (as defined in the License Agreement).
Statements of Work
If the Parties agree to perform an Option Period Aelis Study, the Parties shall submit the proposed Option Period Aelis Study to the JSC (as defined in the License Agreement) for prior approval. The Parties shall negotiate and agree the terms and conditions of all activities related to the Option Period Aelis Study in writing (“Statement of Work” or “SOW”). Each SOW shall include the description of the Activities, the timelines for performance of the Activities, the deliverables, if any, and the Fees. No SOW shall be effective or binding on the Parties until it has been signed by an authorized representative of each Party. Nothing in this Agreement or any SOW shall oblige any Party to enter into any SOW. When signed, each SOW shall be a separate contract that is subject to the terms and conditions of this Agreement. Each SOW shall become effective on the date it is signed by the Parties and shall continue until the earlier of (i) the date specified in the SOW, or if no such date is specified, the date the Option Period Aelis Study, or part of the Option Period Aelis Study referred to in the SOW, is completed, or (ii) termination of this Agreement or the relevant SOW in accordance with the terms of this Agreement.

Aelis Key Contact	Account Mgr: [***] Address: [***] Tel:
Indivior Key Contact	Indivior Contact: [***] Address: [***] Tel:
Fees	The fees set out in an SOW to be paid by Indivior in consideration for Aelis performing Activities set out in that SOW.
Payment term	60 days following receipt of the Aelis’ invoice.
Pharmacovigilance	The Provider will ensure that in respect of the Activities it complies when appropriate with the requirements of Schedule 1.
Date Protection Legislation	The Parties shall comply with all applicable legislation and regulatory requirements in force from time to time relating to the use of personal data and the privacy of electronic communications, including without limitation the Data Protection Act 2018 and, for so long as it applies to either party the General Data Protection Regulation ((EU) 2016/679).
Master Collaboration Agreement Terms and Conditions (“Terms”)
1.    DEFINITIONS
When used in this Agreement the following capitalized terms shall have the meanings set forth below:
“Activities” means the Option Period Aelis Studies and activities related thereto to be performed by the Provider as set out in more detail in each SOW.
“Affiliates” shall have the meaning in the License Agreement.
“Applicable Laws” has the meaning set out in the License Agreement.
“Commercially Reasonable Efforts” means with respect to the performance of Activities and its other obligations under this Agreement, the carrying out of such activities in a sustained and diligent manner and using efforts and resources that Aelis would typically devote to products at a similar stage in development or product life.
“Direct costs” means invoiced costs of Subcontractor to perform an activity and external costs directly connected to the performance of an activity such as, but not limited to, travel expenses and audit costs.
“Effective Date” has the meaning set out on the first page of this Agreement.
“Fees” shall have the meaning set out in the Key Commercial Terms.
“Force Majeure Event” any event or circumstances outside the reasonable control of a Party affecting its ability to perform any of its obligations under this Agreement including act of God, fire, flood, severe weather, epidemic or pandemic, war, revolution, acts of terrorism, not or civil commotion, acts of government, trade embargo, labor disputes (excluding labor disputes involving the Party in question), lockouts, interruption of utility service, restraints or delays affecting shipping or carriers, inability or delay in obtaining supplies of adequate or suitable materials, inability or delay in obtaining Third Party services, breakdown or failure in equipment or machinery, cyber-attack, currency restrictions.
“Intellectual Property Rights” or “IPR” shall have the meaning in the License Agreement.
“Joint Steering Committee” or “JSC” has the meaning as described in Section 3.2.1 of the License Agreement.
“Option Period Aelis Studies” shall have the meaning set out in the Key Commercial Terms.
“Party” means Indivior and Aelis individually.
“Parties” means Indivior and Aelis jointly.

“Provider” has the meaning in the Recitals, or if the context so requires, any of Aelis’ Affiliates undertaking work pursuant to SOW.
“Statement of Work” or “SoW” shall have the meaning set out in the Key Commercial Terms.
“Subcontractor(s)” means any contract research organization, academic institution, or other service provider that a Party may wish to engage to perform the activities Subcontractors must be specifically approved by Indivior.
“Third Party” shall have the meaning set out in the License Agreement.
“Term” has the meaning set out in Section 12.1.
“Territory” those countries described in the relevant SOW or as otherwise agreed or updated between the parties in writing.
Any capitalized term that is not defined in this Agreement shall have the meaning set out in the License Agreement.
2.    APPOINTMENT
2.1    In consideration of the payment of the Fees by Indivior, and subject to the terms and conditions of this Agreement, Aelis agrees to perform the Activities, including the Option Period Aelis Studies, and share the results of the Option Period Aelis Studies with Indivior in accordance with this Agreement and the terms of the SoW under which such Activities are performed.
2.2    Aelis shall have no obligation to perform any Option Period Aelis Studies, including clinical, non-clinical, and CMC, on AEF0117 that have not obtained the prior approval of the JSC.
2.3    Aelis shall have the right to subcontract the Activities to Subcontractors.
2.4    For all Option Period Aelis Studies performed during the License Option Period (as defined in the License Agreement), Aelis will be the Sponsor, as defined under Applicable Laws.
3.    COVENANTS
3.1    Aelis undertakes to Indivior that in performing the Activities, including the Option Period Aelis Studies:
3.1.1    Aelis and its employees, agents or Sub-contractors shall devote, such time, attention and skill as is necessary for the proper performance of the Aelis’ obligations under this Agreement,
3.1.2    Aelis has the necessary skill and expertise to provide the Activities,
3.1.3    Aelis shall perform the Activities as set out in any SOW and in a professional manner and shall use Commercially Reasonable Efforts to meet the time frames set out in the SOW,
3.1.4    Aelis shall comply with all Applicable Laws regarding the Activities in the Territory in which the Activities are performed or take place (and where the Activities includes market research, the European Pharmaceutical Market Research Association Code of Conduct as applied in the Territory (or equivalent local code where outside Europe), and
3.1.5    Aelis shall comply with International Conference Harmonization (ICH) guidelines. The Parties agree that it shall not be considered a breach of this Agreement by Aelis if an objective of an SOW is not achieved provided that Aelis has complied with its obligations set out in Section 3.1. Notwithstanding any contrary provisions in this Agreement, the Parties acknowledge and agree that the Activities are by their nature developmental and, Aelis cannot (and consequently does not) guarantee to Indivior the achievement of a successful outcome of an SOW.

3.2    Additional Covenants
3.2.1    Aelis shall comply with Indivior’s Code of Conduct & Anti-Bribery Policies (at http//www.indivior.com/corporate-governance/conduct-policies/) as amended from time to time (“Policies”) and promptly report any violation of the Policies to Indivior,
3.2.2    Aelis shall maintain during the Term professional indemnity insurance and will not do or omit to do anything whereby this insurance may be wholly or partially vitiated,
3.2.3    Aelis shall obtain any approval or license required in any country to perform the Activities in the Territory (including without limitation any ethics committee or regulatory authority approval) and shall always act in accordance with such approval, immediately informing Indivior of any deviations from, or variations to, such approval,
3.2.4    Aelis shall allow Indivior to audit Aelis on reasonable notice, at Indivior cost, during regular business hours, and in a manner that does not adversely impact Aelis’ regular business activities (at Indivior’s discretion and expense but no more frequently than annually),
3.2.5    Aelis shall not, and undertakes to have adequate and appropriate procedures to ensure that it shall not, partake in or facilitate any tax avoidance, and will promptly report to Indivior any breach or suspected breach of this clause, and in the event of such breach, will allow Indivior to reasonably audit Aelis in this regard,
3.2.6    Indivior shall reasonably assist Aelis in performing the Activities by timely providing any materials or information as set out in the SOW,
3.2.7    Payments made pursuant to this Agreement may be subject to disclosure by Indivior to Governmental Authorities and/or Regulatory Authorities, in accordance with Applicable Laws. Aelis shall retain all records, including but not limited to consents, contracts, invoices, proof of payment, of all funds expended under this Agreement, and will promptly provide such records to Indivior upon Indivior’s request, in no case less than one (1) week, as may be required for Indivior to comply with Applicable Laws. Indivior shall make such disclosures deemed necessary in its reasonable discretion for compliance with such laws without the need to request or obtain consent from Aelis. Aelis shall be responsible for ensuring its and its Affiliates’, as applicable, officers, directors, employees, agents, advisors, consultants, representatives, subcontractors, investigators, and Option Period Aelis Studies personnel comply with the requirements of this Section 3.2.7,
3.2.8    Aelis shall, under any SOW, obtain any necessary prior approval and ongoing review as required by: (i) any appropriate and necessary review authorities, including without limitation, any applicable ethics committee or institutional review board (IRB) that is properly constituted in accordance with applicable country, national, state and local laws and standards to act as a human subjects research review board ("Ethics Committee”) (“IRB”), and all Applicable Laws,
3.2.9    Aelis shall comply with all Applicable Laws with respect to the reporting of adverse events ("AE”) or serious adverse events (“SAE”). Aelis shall report all AE and SAE to Indivior, as applicable, in accordance with the outlined process and timelines stipulated in the SOW and the relevant protocol.
3.3    ALL WARRANTIES, CONDITIONS AND OTHER TERMS, EXPRESS (OTHER THAN THOSE SET OUT IN THIS AGREEMENT) OR IMPLIED, STATUTORY, CUSTOMARY OR OTHERWISE WHICH BUT FOR THIS CLAUSE WOULD OR MIGHT SUBSIST IN FAVOR OF INDIVIOR, ARE (TO THE FULLEST EXTENT PERMITTED BY LAW) EXCLUDED FROM THIS AGREEMENT INCLUDING, IN PARTICULAR, ANY IMPLIED WARRANTIES RELATING TO MERCHANTABILITY, FITNESS FOR A PARTICULAR USE AND NON-INFRINGEMENT.

4.    FEES AND EXPENSES
4.1    Save as set out in the SOW, the Fees are inclusive of all costs and expenses (including without limitation reasonable travel expenses, Third Party costs or other expenses).
4.2    Indivior shall only reimburse Aelis for direct costs on a pass-through basis as per the SOW (or otherwise approved in writing in advance) and subject to Aelis providing receipts.
4.3    If any payment due to either Party under this Agreement is not paid when due, then such paying Party shall pay interest thereon (before and after any judgment) at an annual rate (but with interest accruing on a daily basis) of two hundred (200) basis points above the U.S. effective federal funds rate (or in the event that the U.S. effective federal funds rate is no longer an applicable reference rate, such reasonably equivalent alternative as may be selected by Aelis in its reasonable discretion), such interest to run from the date on which payment of such sum became due until payment thereof in full together with such interest. Notwithstanding the previous sentence, the total payable interest rate shall never be less than two hundred (200) basis points.
5.    INVOICES AND PAYMENT
5.1    Aelis will submit invoices to Indivior as per the SOW. Invoices will include PO number, approved expenses (if any) and VAT (if any). Indivior shall make payment on undisputed invoices, or portions thereof, within sixty (60) days from receipt of the invoice.
5.2    Aelis shall not submit any invoices nor make any charges until SOW is agreed and signed.
5.3    Invoiced amounts shall include only Direct Costs.
5.4    Aelis shall be responsible for the indirect costs incurred in the performance of the Activities.
5.5    Without prejudice to any other right or remedy that it may have, if the Indivior fails to pay any sum to Aelis on the due date for payment, Aelis may notify the Indivior that if it does not pay, Aelis will suspend work on the SOW in respect of which payment is overdue, and if payment is not made within 10 (ten) days after such notice, Aelis may suspend such work until payment has been made in full.
6.    LIABILITY
6.1    AELIS’ TOTAL LIABILITY, IN CONTRACT, TORT (INCLUDING NEGLIGENCE OR BREACH OF STATUTORY DUTY), MISREPRESENTATION, RESTITUTION OR OTHERWISE ARISING UNDER THIS AGREEMENT OR AN SOW OR IN CONNECTION WITH THE PERFORMANCE OR CONTEMPLATED PERFORMANCE OF THIS AGREEMENT OR AN SOW SHALL IN ALL CIRCUMSTANCES BE LIMITED TO THE AMOUNTS PAID BY INDIVIOR UNDER THE SOW UNDER WHICH THE LIABILITY AROSE.
6.2    UNDER NO CIRCUMSTANCES SHALL EITHER PARTY BE LIABLE TO THE OTHER, WHETHER IN CONTRACT, TORT (INCLUDING NEGLIGENCE), FOR BREACH OF STATUTORY DUTY OR OTHERWISE, ARISING UNDER OR IN CONNECTION WITH THIS AGREEMENT FOR: LOSS OF PROFIT; LOSS OF BUSINESS; DEPLETION OF GOODWILL; LOSS OF ANTICIPATED SAVINGS; LOSS OR CORRUPTION OF DATA OR INFORMATION; OR ANY SPECIAL, INDIRECT, CONSEQUENTIAL LOSSES, COSTS, DAMAGES, CHARGES OR EXPENSES INCLUDING THE COSTS OF ANY RECALL.
7.    INTELLECTUAL PROPERTY
The ownership and rights to Intellectual Property Rights that are generated during the performance of Activities will be governed by Section 11 of the License Agreement.

8.    CONFIDENTIALITY
The managing of Confidential Information during the performance of the Activities will be governed by Section 10.1 of the License Agreement.
9.    PUBLICATIONS
Any publication that may result from the Activities will be governed by Section 10.3 of the License Agreement.
10.    REPRESENTATIONS, WARRANTIES, AND UNDERTAKINGS
The Parties' respective representations, warranties, and undertakings under this Agreement shall be governed by Section 12 of the License Agreement.
11.    ANTI-BRIBERY
The Parties’ rights and obligations with regard to anti-bribery shall be governed by Section 15 of the License Agreement.
12.    TERM AND TERMINATION
12.1    This Agreement shall become effective on the Effective Date and, unless earlier terminated in accordance with this Article, shall expire on the fifth (5) anniversary of the Effective Date (“Term”).
12.2    This Agreement or any SOWs may be terminated immediately by a Party on written notice if:
12.2.1    The other Party shall have a receiver appointed, or a moratorium declared, pass a resolution (or have an order made) for winding-up or administration, enter into any voluntary arrangement with its creditors or cease or threaten to cease to carry on business; or
12.2.2    The other Party is in material breach of this Agreement, or the SOW and has failed to cure such breach (if capable of remedy) within 30 days after receiving a written notice requiring it to do so (“Cure Period”), provided that unless the material breach relates to a payment obligation, such Cure Period shall be suspended during any time that a Party seeks good faith resolution of a dispute as to whether an alleged material breach occurred pursuant to this Section 12.2.2; or
12.2.3    (a) The License Option Period expires without Indivior having exercised the License Option or (b) if Indivior has sent a notice to Aelis waiving its right to exercise the License Option.
12.3    Indivior shall have the right to terminate this Agreement or any SOW on two weeks’ written notice to the Provider. In such an event or if a Party terminates this Agreement pursuant to Section 12.2.3, Indivior shall pay the Provider (a) on a pro-rata basis for the Activities actually and demonstrably (by Aelis, to Indivior's satisfaction) performed and (b) any approved costs which the Provider can show it has (prior to the date of notice of termination) contractually committed to pay, and for which such payment cannot be cancelled or refunded to Aelis as part of the Activities. In the event that there has been any overpayment, this will be refunded to Indivior within 60 days following the termination date.
12.4    Any termination of an SOW shall not affect the continuation of other SOWs or of this Agreement. Upon any termination or expiry of this Agreement itself, the terms of this Agreement shall continue to apply to any SOWs then existing until completion (or if applicable termination) of such SOWs.
12.5    The following provisions shall survive expiration or termination of this Agreement: Article 1 (to the extent necessary to interpret the other surviving provision), Section 3.3, Article 0 (to the extent of accrued rights to payment that were not satisfied prior to expiration or termination), Section 5.1 (to the extent of accrued rights to payment that were not satisfied prior to expiration or termination), Articles 6, 7, 8, and 9 and Section 12.3, Section 12.4, Section 12.5, Section 13.1, Section 13.3, and Section 13.4.

13.    GENERAL
13.1    This Agreement shall be governed by the laws of England and Wales and subject to the exclusively jurisdiction of English Courts.
13.2    The rights arising under this Agreement may not be assigned or otherwise transferred by either Party without the prior written consent of the other Party, provided, however, that either Party may assign such rights without the consent of the other Party to any of its Affiliates. No assignment of rights under this Agreement shall act as a novation. Any assignment not in accordance with this Section 13.2 shall be void.
13.3    Sections 19 (Injunctive Relief), 20 (Insurance), 21.1.1 (Expenses), 21.1.4 (Independent Contractors), 21.1.5 (Further Assurances), 21.1.8 (Waiver), 21.1.9 (Amendments), 21.1.10 (Notices), 21.1.12 (Severability), 21.1.12 (Counterparts), 21.1.14 (Interpretation and Construction), 21.1.15 (Third Party Rights), 21.1.17 (Language) of the License Agreement are incorporated herein and shall apply to this Agreement.
13.4    This Agreement and the License Agreement constitute the entire Agreement of the Parties with respect to the subject matter and shall supersede any previous agreement, whether written or oral, in respect to the subject matter of this Agreement and the Agreement shall apply to the exclusion of all other terms (including any estimates, quotes, or pitches) and no variation or amendment to this Agreement, SOW nor any Activities shall be made except in writing signed by both Parties. In the event of conflict between the provisions of the License Agreement and this Agreement, the terms and conditions of this Agreement shall prevail. In the event of conflict between an SOW and this Agreement, the terms of this Agreement shall prevail.
13.5    No Party shall be liable to the other Party for any delay or non-performance of its obligations under any SOW (except for the payment of money) arising from a Force Majeure Event. If a Party is delayed or prevented from performing its obligations due to a Force Majeure Event such Party shall: (i) give notice of such delay or prevention due to the Force Majeure Event to the non-affected Party as soon as reasonably practical stating the commencement date and extent of such delay or prevention, the cause thereof and its estimated duration, (ii) use reasonable endeavors to mitigate the effects of such Force Majeure Event provided that such Party shall not be required to procure materials or services at unreasonable prices or under unreasonable terms, and (iii) resume performance of its obligations as soon as reasonably practicable.
13.6    Each Party’s Affiliates may enforce a SOW and this Agreement in their own right, save Aelis and Indivior may vary or rescind this Agreement without any Affiliates’ consent.